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                      January 7, 1998




South Carolina Rentals, Inc.
Paradise Valley Holdings, Inc.
L & B Rents, Inc.
and James S. Archer
4040 E. Camelback Road
Suite 275
Phoenix, Arizona  85018

Gentlemen:

                  Re:      Closing Letter Agreement

        Reference is made to a certain Asset Purchase Agreement among each of you and Rent-Way, Inc., dated November 21, 1997 (the "Purchase Agreement"). This letter is intended to set forth certain agreements and understandings with respect to the Closing of the transactions provided for in, and certain amendments of, the Purchase Agreement as follows:

        11.Each specially capitalized term not otherwise defined in this letter agreement shall have the meaning set forth in the Purchase Agreement. All references to L & B, Rents, Inc., a Georgia corporation in the Purchase Agreement shall refer to and mean L & B Rents, Inc., a California corporation.

        12.Attached to this letter agreement is the final Closing Statement listing all Purchase Price payments made at Closing.

        13.Attached to this letter agreement is amended schedule 4.14 to the Purchase Agreement.

        14.The parties further agree as follows:

        (a)Sellers and Shareholder acknowledge that they do not own a registered trademark for the name "Ace TV Rentals" as represented to Buyer in the Purchase Agreement. Sellers and Shareholder agree that any and all rights of any kind that they have in and to the name "Ace TV Rentals" are being transferred to Buyer pursuant to the Purchase Agreement. Sellers and Shareholder will execute any documents and instruments of any kind after the Closing that may be requested by Buyer in order to transfer ownership of the name "Ace TV Rentals" to Buyer. Sellers and Shareholder further agree to, jointly and severally, indemnify, save and hold Buyer harmless from any and all loss, liability, deficiency or damage suffered or incurred by Buyer as a result of Buyer's use of the name "Ace TV Rentals" including, without limitation, any suit or proceeding from any Person for trademark infringement relating to Buyer's use of the name "Ace TV Rentals".

        (b)The Purchased Assets shall include the Sellers' employee receivables which shall equal in the aggregate $10,053.00 as of the Closing Date.

        (c)Sellers and Shareholder shall deliver to Buyer after the Closing Date a letter of tax clearance from the California Board of Equalization. Sellers and Buyer shall cooperate in the execution of all documents necessary to obtain such tax clearance. Buyer shall withhold from the Purchase Price the estimated amount of the final equipment and fixture tax owing to the State of California and pay such tax at or after the Closing. Any post-Closing adjustments to this amount of tax shall be made during Buyer's audit of Sellers' Business Records pursuant to
Section 2.3(c) of the Purchase Agreement.

        (d)The parties agree that all 1998 Revenues have been deposited into the New Bank Accounts under Buyer's name and all 1998 Expenses are being paid by Buyer. Therefore, the Purchase Price shall only be adjusted both before and after the Closing pursuant to Section 2.3 of the Purchase Agreement to the extent of any 1998 Revenues that have not been deposited into the New Bank Accounts but instead have been deposited into bank accounts for the Sellers' account and any 1998 Expenses that have been paid by Sellers instead of Buyer.

        (e)The parties agree that even though the Sellers' Future Rental Revenue Stream is less than $20,000,000 and the conditions to Buyer's obligations to pay the additional Purchase Price amounts set forth in Section 1.1(ai)(vi) through
Section 1.1(ai)(viii) of the Purchase Agreement have not been satisfied, Buyer waives such conditions and shall pay Sellers such additional Purchase Price amounts. The parties agree that the Purchase Price paid at closing shall be reduced by $75,000 as a result of Sellers' Future Rental Revenue Stream being less than $20,000,000. All adjustments to the Purchase Price paid at the Closing and after the Closing pursuant to Section 2.3 of the Purchase Agreement shall be based upon the amount that the Sellers' Future Rental Revenue Stream is less than $19,716,155.20 and the other criteria set forth in Section 2.3 of the Purchase Agreement.


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        If the foregoing  correctly sets forth our agreement,  please so confirm by signing a copy of this letter below.

                      Very truly yours,

                      RENT-WAY, INC.

                      By__________________________
                          William E. Morgenstern
                          President

Agreed and accepted this
__ day of January, 1998


SOUTH CAROLINA RENTALS, INC.


By____________________________
   James S. Archer, President


PARADISE VALLEY HOLDINGS, INC.


By_____________________________
   James S. Archer, President


L & B RENTS, INC.


By_____________________________
   James S. Archer
   Chief Executive Officer


-------------------------------
   James S. Archer
CORPORATE:159678_1 (3F7I_1)